									EXHIBIT 12

Republic Bancorp Inc.
Calculations of Ratios of Earnings to Combined Fixed Charges

	For the Year Ended December 31,
(in thousands)	2004		2003		2002		2001		2000
Including Interest on Deposits:

Fixed charges:
Total interest expense	$132,529		$123,183		$142,852		$193,422		$216,403
Interest portion of rent expense	759		763		735		846		998
Fixed charges including
interest on deposits	$133,288		$123,946		$143,587		$194,268		$217,401

Earnings:
Net income	$66,684		$60,726		$56,677		$47,910		$45,677
Income taxes	27,910		25,896		24,687		22,515		22,945
Fixed charges, as above	133,288		123,946		143,587		194,268		217,401
Earnings for purposes
of calculation	$227,882		$210,568		$224,951		$264,693		$286,023

Ratio of earnings to combined
fixed charges including
interest on deposits	1.71	x	1.70	x	1.57	x	1.36	x	1.32	x

Excluding Interest on Deposits:

Fixed charges:
Total interest expense excluding
interest on deposits	$79,350		$66,878		$67,680		$78,818		$93,241
Interest portion of rent expense	759		763		735		846		998
Fixed charges excluding
interest on deposits	$80,109		$67,641		$68,415		$79,664		$94,239

Earnings:
Net income	$66,684		$60,726		$56,677		$47,910		$45,677
Income taxes	27,910		25,896		24,687		22,515		22,945
Fixed charges, as above	80,109		67,641		68,415		79,664		94,239
Earnings for purposes
of calculation	$174,703		$154,263		$149,779		$150,089		$162,861

Ratio of earnings to combined
fixed charges excluding
interest on deposits	2.18	x	2.28	x	2.19	x	1.88	x	1.73	x